VITRAN CORPORATION INC.

MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES
AS OF THE 10TH DAY OF MARCH, 2003

(FOR USE AT THE ANNUAL MEETING OF
SHAREHOLDERS TO BE HELD ON APRIL 29, 2003)

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF VITRAN CORPORATION INC. (THE “CORPORATION”) OF PROXIES FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS (THE “MEETING”) of the Corporation to be held at the Toronto Stock Exchange Conference Centre Auditorium, The Exchange Tower, 130 King Street West, Toronto, Ontario, commencing at 4:30 in the afternoon (Toronto time), on Tuesday, April 29, 2003, and at any adjournment or adjournments thereof for the purposes set out in the foregoing notice of meeting. Holders of Class A Voting Shares who are unable to be present at the Meeting in person are requested to complete, sign, date and return the accompanying form of proxy to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in time for use at the Meeting. An addressed envelope, with the postage prepaid, accompanies this Management Information Circular and may be used for such purpose. The cost of solicitation by Management will be borne directly by the Corporation. The solicitation will be primarily by mail; however, the directors, officers and employees of the Corporation may also solicit proxies by telephone, by facsimile or in person.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are officers or directors of the Corporation and shall represent Management at the meeting. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another form of proxy and in either case delivering the completed form of proxy addressed to the Secretary of Vitran Corporation Inc., c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at anytime up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman or Secretary of the Meeting at the beginning of the Meeting, or any adjournment thereof.

A proxy may be revoked by a shareholder:

(a)	by signing another form of proxy, bearing a later date, and depositing it with the Secretary of the Corporation; or

(b)	as to any matter on which a vote shall not have already been cast pursuant to the authority conferred by such proxy, by signing a written notice of revocation and delivering it to the Chairman or Secretary of the Meeting; or

VITRAN CORPORATION INC.

(c)	by attending the Meeting in person and personally voting the shares represented by the proxy.

In addition to the revocation in accordance with any of the aforesaid procedures or in any other manner permitted by law, a proxy may be revoked under subsection 110(4) of the Business Corporations Act (Ontario) by depositing an instrument in writing executed by the shareholder or by his attorney authorized in writing (or if the shareholder is a corporation, by an officer or attorney thereof authorized in writing), either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof.

Exercise of Discretion by Proxies

The shares represented by the accompanying form of proxy will be voted or withheld from voting or voted for or against on any ballot that may be called for in accordance with the instructions of the shareholder executing it and if such shareholder specifies a choice with respect to any matter to be acted on at the Meeting the shares will be voted accordingly. In the absence of such instructions, such shares will be voted (i) on the election of the directors, in favour of the directors named in this Management Information Circular; and (ii) on the appointment of KPMG LLP as auditor and to authorize the directors to fix the remuneration of the auditors. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting. At the time of the printing of this Management Information Circular, Management knows of no such amendments or other matters to come before the Meeting other than the matters specifically identified in the accompanying notice of meeting. If, however, amendments or other matters properly come before the Meeting or any adjournment thereof, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgement pursuant to the discretionary authority conferred by the form of proxy with respect to such matters. A simple majority is required to carry any matter proposed to be placed before the Meeting for a vote.

Voting by Beneficial Shareholders

The information set forth in this section is important to the shareholders of the Corporation who do not hold their common shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees (“Intermediaries”) and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial

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Shareholders should carefully review the voting instructions provided by their broker, agent, or nominee with this Management Proxy Circular and ensure they communicate how they would like their shares voted in accordance with those instructions.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a “Service Company”). The Service Company typically supplies a voting instruction form, mails those forms to Beneficial Shareholders, and asks those Beneficial Shareholders to return the forms to the Service Company or to follow the alternative voting procedures, as detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from the Service Company cannot use that form to vote shares directly at the Meeting. Instead, the Beneficial Shareholder must return the voting instruction form to the Service Company or follow the alternative voting procedures, as mentioned above, well in advance of the Meeting in order to ensure such shares are voted. Alternatively, a Beneficial Shareholder may be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Since the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under “Solicitation of Proxies”.

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the common shares of the Corporation, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder’s (or such other person’s) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediary and its service company, as applicable.

Voting Shares and Principal Holders Thereof

As at the date of this Management Information Circular, 9,546,318 Class A Voting Shares of the Corporation (the “Class A Voting Shares”) have been issued and are outstanding as fully paid and non-assessable, each carrying a right to one vote per share. The Corporation has no other shares of any other class issued and outstanding.

Each holder of issued and outstanding Class A Voting Shares of record on March 10, 2003, will be given notice of the Meeting and will be entitled to one vote per share at the Meeting except to the extent that, if such holder transfers any such shares after March 10, 2003, and the transferee produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands no later than 10 days before the Meeting to be included in the list of Shareholders entitled to vote at the Meeting, the transferee shall be entitled to vote such shares at the Meeting.

VITRAN CORPORATION INC.

To the knowledge of the directors and officers of the Corporation, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the outstanding Class A Voting Shares of the Corporation are as follows:

			% of Outstanding
	Type of	Number of Class A	Class A Voting
	Ownership (1)	Voting Shares	Shares

Richard D. McGraw	Indirect	1,314,839	13.8%
Fidelity Investments	Direct	986,000	10.3%

(1)	See notes under “Election of Directors”.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Board of Directors of the Corporation shall consist of the minimum of 3 directors and a maximum of 15 directors. The Board of Directors of the Corporation has fixed the number of directors to be elected at the Meeting at 7. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the 7 nominees whose names are set forth below. All of the nominees are now members of the Board of Directors of the Corporation and have been since the dates indicated in the table below.

Management does not contemplate that any of the nominees will not be able to serve as directors but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the shareholder has specified in the form of proxy that his shares are to be withheld from voting on the election of directors. Each director elected will hold office until the next Annual Meeting of the Shareholders or until his successor is duly elected unless prior thereto he resigns or his office becomes vacant by death or other cause.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, all other positions and offices of the Corporation, or any of its significant affiliates, now held by them, their principal occupations or employment, their periods of service as directors of the Corporation and the approximate number of shares of the Corporation beneficially owned or controlled by each of them as of March 10, 2003, and indicates those nominees who are members of the Corporation’s audit committee, compensation committee, executive committee, capital expenditures committee and corporate governance committee.

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			Approximate Number of
			Class A Voting Shares
			Beneficially
			Owned Directly or Indirectly
Name and Position			or Over Which Control or
With the Corporation			Direction is Exercised
& Significant Affiliates(10)	Principal Occupation	Director Since	as of March 10, 2003(1)

Richard D. McGraw(2)(3)(4)(5)(6)(9)	President	May 27, 1987	1,314,839
Chairman of the Board and Director	Lochan Ora Group of Companies

Albert Gnat(4)(5)(6)(7)	Senior Partner	May 27, 1987	957,421
Vice Chairman and Director	Lang Michener, Barristers & Solicitors

Rick E. Gaetz	President and Chief Executive	May 17, 1995	69,120
President and Chief Executive Officer,	Officer of the Corporation
and Director

Anthony F. Griffiths(3)(4)(8)	Corporate Director	May 27, 1987	807,427
Director

Graham W. Savage(2)(4)(6)	Managing Director	May 27, 1987	0
Director	Callisto Capital LP

G. Mark Curry(2)(3)	President	May 27, 1987	50,000
Director	Revmar Inc.

Carl Cook (5)	Principal	May 17, 1995	376,421
Director	Decisions Inc.

NOTES:

(1)	The information as to Class A Voting Shares beneficially owned directly or indirectly by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominee directors individually.

(2)	Denotes member of Audit Committee.

(3)	Denotes member of Compensation Committee

(4)	Denotes member of Executive Committee

(5)	Denotes member of Capital Expenditures Committee

(6)	Denotes member of Corporate Governance Committee

(7)	These shares are held as to 40,000 shares by two trusts of which Albert Gnat is the trustee, 892,421 shares by ATL Financial Services Inc., a corporation controlled by Mr. Gnat and 25,000 shares held directly by Mr. Gnat.

(8)	These shares are held as to 300,000 shares by 3102726 Canada Inc., a corporation over which Anthony F. Griffiths exercises control or direction, 482,427 shares by Fourfourtwo Investments Limited, a corporation controlled by Mr. Griffiths and 25,000 shares held directly by Mr. Griffiths.

(9)	These shares are held as to 100,000 by Lochan Ora Investments Limited, 196,443 shares by Parkway Automotive Investments Limited and 1,018,396 shares by Waterstone Investment Corporation, corporations controlled by Richard D. McGraw.

(10)	Each of the persons proposed to be nominated as a director of the Corporation has been elected as a director by a vote of shareholders at a meeting, the notice of which was accompanied by a management information circular which stated his principal occupation during the five years prior the date of such circular.

VITRAN CORPORATION INC.

APPOINTMENT AND REMUNERATION OF AUDITOR

KPMG LLP has served as the Corporation’s auditors since 1989. For the fiscal year ended December 31, 2002 no fees were billed by KPMG LLP to the Corporation for services other than audit related services.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation, to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration of the auditor. KPMG LLP Chartered Accountants has been the auditor of the Corporation for more than five years.

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STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation for the periods indicated, paid in respect of the individuals (the “Named Executive Officers”) who were, at December 31, 2002, the Chief Executive Officer and the two most highly compensated executive officers (as defined in the Regulation to the Securities Act (Ontario)) of the Corporation.

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

						Restricted
						Shares
						or
				Other	Securities Under	Restricted		(2)
				Annual	Options	Share	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Granted	Units	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)

Richard D. McGraw Chairman of the Board (President & Chief Executive Officer until May 2, 2002)	2002 2001 2000	99,275 297,825 285,000	Nil Nil 150,000	(1)	Nil 15,000 Nil	Nil Nil Nil	Nil Nil Nil	830,000 Nil Nil

Rick E. Gaetz President & Chief Executive Officer (Chief Operating Officer until May 2, 2002)	2002 2001 2000	350,000 303,121 275,000	350,000 141,456 160,000	(1)	50,000 15,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Kevin A. Glass Vice President Finance & Chief Financial Officer	2002 2001 2000	240,000 224,675 215,000	120,000 59,912 65,000	(1)	14,000 15,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	For each of the above named executive officers, perquisites and other personal benefits were no greater than the lesser of $50,000 and 10% of the total annual salary and bonus of such Named Executive Officers for the 2002 financial year.

(2)	On May 2, 2002, Mr. Richard McGraw resigned as President and Chief Executive Officer of Vitran Corporation Inc., to become the non-executive Chairman of the Board, replacing Anthony F. Griffiths, also a co-founder of the Company, who remains on Vitran’s Board of Directors. Mr. McGraw was awarded a special one-time retirement bonus of $830,000 for his achievements as founding President and Chief Executive Officer.

VITRAN CORPORATION INC.

Employment Arrangements

The Corporation has entered into arrangements effective February 25, 2003 with each of Messrs. Gaetz and Glass providing for termination payments to each of these individuals in the event that their employment with the Corporation is terminated as a result of a change of control. In the case of Mr. Gaetz, the termination payment will be two and half times his average last three years salary and bonus and in the case of Mr. Glass, one and half times his average last three years salary and bonus. In addition, in the event of a change of control of the Corporation or a sale of all or substantially all of its assets, each of Messrs Gaetz and Glass may be entitled to a bonus based on the transaction value.

Share Compensation Arrangements

(a)	Options/SARs Granted to Named Executive Officers During the Most Recently Completed Financial Year

Details of options granted the Named Executive Officers during the financial year ended December 31, 2002, are shown in the table set out below. During the financial year ended December 31, 2002, no stock appreciation rights (“SAR”) were granted to Named Executive Officers and, as of December 31, 2002, no SARs were outstanding.

		% of Total		Market Value
		Options		of Securities
	Securities	Granted to		Underlying
	Under	Employees		Options on the Date
	Options	in Financial	Exercise	of Grant	Expiration
Name	(#)	Year	($/Security)	($/Security)	Date

Richard D. McGraw	Nil	0%	N/A	N/A	N/A
Rick E. Gaetz	50,000	28.6%	$3.50	$3.50	Feb. 20, 2112
Kevin A. Glass	14,000	8.0%	$3.50	$3.50	Feb. 20, 2112

(b)	Options Exercised by Named Executive Officers During the Most Recently Completed Financial Year and Financial Year-End Option Value

VITRAN CORPORATION INC.

Details of options exercised by the Named Executive Officers of the Company during the financial year ended December 31, 2002 and the number and value of unexercised options as at December 31, 2002, are shown in the table set out below.

						Value of
						Unexercised
	Securities	Aggregate				In-the-Money
	Acquired on	Value	Unexercised Options at			Options at
Name and Principal	Exercise	Realized	December 31, 2002			December 31, 2002
Position	(#)	($)	(#)			($)

			Exercisable	Unexercisable	Exercisable	Unexercisable

Richard D. McGraw
Chairman of the Board	Nil	Nil	185,500	37,000	$441,440	$77,660
Rick E. Gaetz
President and Chief Executive Officer	Nil	Nil	185,500	87,000	$547,440	$314,660
Kevin A. Glass
Vice President Finance & Chief Financial Officer	Nil	Nil	64,000	45,000	$133,640	$139,320

Note:

(1)	All Securities granted in 2002 were of options to purchase Class A Voting Shares.

(2)	Options are granted at the market value of Class A Voting Shares at the time of grant.

The closing price of Vitran Corporation Inc. Class A Voting Shares on The Toronto Stock Exchange on December 31, 2002 was $8.24.

VITRAN CORPORATION INC.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee (the “Committee”) is comprised of outside, and unrelated directors and is responsible for recommending to the Board: (a) the salary and bonus of the Chief Executive Officer; (b) on recommendation of the Chief Executive Officer, the salaries for other senior executives; and (c) incentive plans and policies for the Corporation and its subsidiaries. The Committee also reviews the expenses of the Chief Executive Officer and oversees the Employee Stock Option Plan. From time to time the Committee may also review and make recommendations on other remuneration policies for the Corporation including compensation to directors.

Compensation for all executives and certain managers involves a base salary and a variable portion that can include a performance bonus and stock options. Compensation arrangements are designed to attract superior executive talent that will contribute significantly to the growth of Vitran.

Bonus awards are made in recognition of the attainment of predetermined financial objectives and/or various subjective considerations including personal goals and objectives and the long range goals of the Corporation. The weighting of these factors varies with each executive depending on his or her responsibilities and as a result, bonus and stock option awards have and will likely continue to fluctuate significantly from year to year and from person to person. The bonuses for 2002 reflect the attainment of specific goals and other considerations.

The Corporation operates a 401K plan for certain employees in the United States and makes contributions according to specific policies and financial formulae. In Canada, the Corporation makes contribution to a Registered Retirement Savings Plan based on specific guidelines. There are no other pension plans or long term incentive programs other than stock option grants. Stock option grants reward the recipients as share value appreciates over the vesting period of the option which is ten years. Awards are made from time to time based on the contributions of the individual involved to the success of the Corporation, the overall compensation package of the individual and the weighting of compensation between short and long term goals.

The Committee believes that the changes that have occurred in the compensation packages for executives in 2002 represent adjustments for market conditions and personal performance. The compensation arrangements for executives are believed to be reasonably competitive with executive compensation at comparable Canadian and US companies in the transportation industry. Some anomalies are unavoidable especially with the translation of US salaries into Canadian dollar equivalents; however, the Company tries to keep the compensation competitive within a geographic work area. The Committee will continue to review compensation policy to make sure that it remains fair to the Corporation and its employees and to ensure that the compensation paid relates in a satisfactory way to the short and long-term objectives of the Corporation.

Presented by the Compensation Committee:	G. Mark Curry, Chairman Anthony F. Griffiths Richard D. McGraw

VITRAN CORPORATION INC.

Share Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five years of the Corporation’s Class A Voting Shares with the cumulative total return of the TSE 300 Total Return Stock Index assuming reinvestment of dividends at 100% of the market price on each of the dividend payment dates.

For the financial years	1995	1996	1997	1998	1999	2000	2001	2002

Vitran Corporation Inc.	158	107	230	225	199	139	93	232
TSE 300 Total Return Index	155	199	229	225	297	319	279	244

VITRAN CORPORATION INC.

Compensation of Directors

Director and committee fees are paid to unrelated directors. For the financial year ended December 31, 2002, directors fees were paid to six of the seven directors of the Corporation on the basis of a retainer of $7,500 plus $1,000 for each meeting of the Board of Directors which he attended and an additional fee of $6,685 was paid to Mr. Griffiths as Chairman of the Board. Mr. McGraw was paid $10,000 per month commencing May 2, 2003 when he assumed the position of Chairman of the Board. Fees for the Audit, Compensation, Capital Expenditures and Corporate Governance Committees were paid to six of seven directors on the basis of a retainer of $2,000 to the chair of each committee plus $750 for each meeting. Fees for the Executive Committee were paid to four of the seven directors on the basis of $750 for each meeting.

During the 2002 fiscal year of the Corporation, the Corporation made lease and operating cost payments totalling $10,355 with respect to an automobile used by Mr. Gnat, a director of the Corporation.

Directors and Officers Insurance

The Corporation has purchased a policy of insurance for the benefit of its directors and officers, and the directors and officers of its subsidiaries, against liability incurred by them in the performance of their duties as directors and officers of the Corporation, or its subsidiaries, as the case may be. The amount of premium paid with respect to this policy for the financial year ended December 31, 2002 was $90,815.00. The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group. The entire premium is paid by the Corporation. The current annual policy limit is $25.0 million subject to a deductible of $0.5 million per. There have been no claims under the directors and officers insurance.

CORPORATE GOVERNANCE

The corporate governance is the responsibility of the Board of Directors of Vitran and is accomplished in concert with Board Committees and the senior management of the Corporation.

An effective system of Corporate Governance is recognized as a vital ingredient to the long-term financial performance of Vitran. The Toronto Stock Exchange Committee on Corporate Governance in Canada has published guidelines for effective corporate governance. The TSE has adopted a policy (“TSE Policy”) that requires listed companies to annually disclose particulars of their corporate governance system in relation to these guidelines. The Corporation’s disclosure relating to its corporate governance practices is set out in tabular form in Schedule A to this circular.

Mandate of the Board

The Board supervises the management and direction of the business and affairs of the Corporation. Management of the Corporation is delegated to senior management through the

VITRAN CORPORATION INC.

chief executive officer of the Corporation. The Board reviews and monitors, on an ongoing basis, the strategic plans and objectives presented by senior management with a view to ensuring that they are in the best interests of the Corporation, and monitors the performance of the CEO. It also regularly reviews the financial results of the Corporation with the senior management and reports to shareholders on those results, as well as reviews the Corporation’s compliance with established policies and procedures.

To carry out its mandate, the Board has five scheduled meetings per year, with additional meetings as required.

Composition of the Board

The Board is composed of seven members, six of whom are unrelated, as currently defined in the TSE Policy. The related director is Richard E. Gaetz, the President and Chief Executive Officer of Vitran Corporation Inc. The Chairman of the Board is not a member of management. There are five Board committees:

(1)	The Executive Committee

(2)	The Audit Committee

(3)	The Capital Expenditures Committee

(4)	The Compensation Committee

(5)	The Corporate Governance Committee

Further details on the five committees of the board are presented in Appendix A.

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CODE OF ETHICS AND PROFESSIONAL CONDUCT

The Corporation together with the Corporate Governance Committee has established a Code of Ethics and Professional Conduct.

This Code of Ethics and Professional Conduct signifies voluntary assumption by Vitran Corporation Inc. (“Vitran”) employees and directors of the obligation of self-discipline above and beyond the requirements of the law. All Vitran employees and directors should deal fairly with customers, suppliers, fellow employees, and the general public. Acceptance of this Code is mandatory for Vitran employees and directors. Failure to abide by the Code will serve as a basis for disciplinary action. The Corporation’s Code of Ethics and Professional Conduct can be reviewed in Schedule B.

TRADING IN COMPANY SECURITIES

The Corporation has established blackout periods during which securities of the Corporation cannot be traded by insiders of Corporation, including directors and executive officers. These blackout periods apply to all securities whether held directly or in an equity compensation plan.

During fiscal 2002, the Corporation participated in a normal course issuer bid to repurchase Class A Voting Shares through the facilities of the TSX. The Board of Directors of the Corporation determined that the Corporation may acquire up to 5% of its issued and outstanding Class A Voting Shares, and in any 30-day period during the normal course issuer bid shall not acquire more than 2% the Corporation’s outstanding Class A Voting shares. For the twelve months ended December 31, 2002, the corporation repurchased 298,100 Class A Voting Common Shares at a cost of $1.9 million.

GENERAL

Information contained herein is given as of the 10th day of March 2003, unless otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgement of the person voting it. Management knows of no such matters. The content and sending of this Management Information Circular have been approved by the Directors of the Corporation.

DATED at Toronto, this 10th day of March 2003.

By Order of the Board of Directors,

Kevin A. Glass
Secretary

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Schedule A.
Compliance by Vitran Corporation Inc. with TSX Corporate Governance Guidelines

Compliance
Corporate Governance Guideline		by Vitran	Reasons

1.	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes	•	The Board of Directors (“the Board”) reviews and monitors, on an ongoing basis, the strategic plans and objectives presented by senior management with a view to ensuring that they are in the best interests of the Corporation.

a)	Adoption of strategic planning process;		•	Annually the Board reviews and approves the comprehensive strategic plan and annual business plan.

b)	The identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	•	The Board together with the senior executives of the Corporation identify and discuss the principle risks facing Vitran and ensure the implementation of appropriate control systems.

		Yes	•	The Board receives and reviews a checklist and summary report of environmental, litigation, health and safety, maintenance and workers compensation issues on a quarterly basis.
c)	Succession planning, including appointing, training and monitoring senior management;		•	The Board is specifically responsible for recruiting, training, monitoring and succession planning for senior executives.
•	The Corporate Governance Committee with the Executive Compensation Committee are responsible for reviewing and making recommendations to the Board regarding new employment, retirement and severance arrangements proposed to the Corporation’s senior executives.

•	The regular supervision of senior management in their assigned responsibilities and a commitment, at all levels of the Corporation, to accountability to customers, shareholders, employees and community is part of the Corporate Governance Committee mandate.

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d)	A communications policy for the corporation;	Yes	•	The Board has approved and distributed a communications policy for the Corporation, its shareholders and the public.

			•	The Board reviews and approves in advance all press releases of a financial nature.
			•	The Corporation’s communication policy addresses the Corporation’s interface with analysts and the public and contains guidance in order to avoid selective disclosure.
•	All publicly released information is made available through widely distributed news wire services and posted on www.vitran.com. Conference calls and live webcasts are held to report quarterly and annual results.

•	Questions or comments from shareholders can be made at any time by calling or writing the Corporation’s head office in Toronto. Management will promptly deal with shareholder feedback, inquiries and concerns.

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e)	The integrity of the corporation’s internal control and management information systems;	Yes	•	The Corporation’s internal controls are monitored on a regular basis by the Audit Committee. The Audit Committee is specifically responsible for: i) the independent auditors qualifications, performance, independence and relationship with management; ii) ensuring that the Corporation’s audited financial statements present the financial position and results of operations fairly in accordance with generally accepted accounting principles and that accounting principles are appropriate in the circumstances; iii) the Corporation’s compliance with legal and regulatory requirements.

•	The Board and the Audit Committee review and approve all financial statements prior to its release.
•	The Board and the Audit Committee receive briefings on all significant matters relating to management information systems.
•	The Capital Expenditure Committee may approve significant information system capital expenditures on behalf of the Board with the requirement to report these capital expenditure approvals to the full Board at its next meeting.

•	In accordance with the Sarbanes Oxley Act of 2002, (“S.O.A.”) the Corporation’s CEO and CFO are required to certify the annual financial statements and the accompanying disclosure included with its Form 20F filing with the Securities and Exchange Commission in the United States. The CEO and CFO have signed the required 302 short form and the 906 long form certifications for 2002 Form 20F.

•	For fiscal year ending December 31, 2003, the S.O.A. requires the CEO and CFO to also provide 404 certification that the Corporation has in place the necessary internal controls.

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2.	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interest in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholder other than the significant shareholder.	Yes	•	The Board is composed of seven members, six of whom are unrelated, as defined in the TSE Policy. The related director is Richard E. Gaetz, the President and Chief Executive Officer of the Corporation. The Chairman of the Board is not a member of management.

3.	The board of directors of a corporation is required to disclose on an annual basis whether the board has a majority of unrelated directors and is required to disclose the analysis of the application of the principles supporting its conclusions.	Yes	•	Richard E. Gaetz is a related director by virtue of his position as President and Chief Executive Officer of the Corporation.
•	For the remaining directors, none of them: i) work in the day-to-day operations of the Corporation; ii) are party to any material contracts with the Corporation; and iii) other than Albert Gnat, receive, other than in their capacity as directors, any compensation from the Corporation or any its subsidiaries. An automobile lease amounting to $10,355 for 2002 was paid by the Corporation on behalf of Albert Gnat.

			•	The following list of directors are deemed unrelated to the Corporation:
Richard D. McGraw Anthony F. Griffiths Albert Gnat Graham W. Savage G. Mark Curry Carl Cook
4.	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes	•	Due to the modest size of the Board, the Corporate Governance committee felt it was impractical to form a separate nominating committee for proposing new nominees to the Board and for assessing directors on an ongoing basis.

•	Any member of the Board can recommend new members for the Board. Provided there is a consensus amongst all Directors, the prospective member will be proposed for election at the next annual meeting of shareholders. No new directors are contemplated at this time.

•	The Corporate Governance Committee, comprised solely of outside, unrelated directors, reviews the effectiveness of the Board as a whole, the committees of Board and the contribution of individual directors.

VITRAN CORPORATION INC.

5.	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and for assessing directors on an ongoing basis.	Yes	•	The Corporate Governance Committee, comprised solely of outside, unrelated directors, reviews the effectiveness of the Board as a whole, the committees of Board and the contribution of individual directors.

6.	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	•	With regard to orientation, new Board members receive background information as well as a tour of the operations by the President and Chief Executive Officer.
			•	Each new director is provided with copies of all written committee mandates and charters, corporate policies, code of ethics, and business plans as well as a briefing of:

1.	The nature of the business of the Corporation;
2.	Current issues of the Corporation;
3.	Current corporate strategy;
4.	The Boards and management expectation concerning input from the directors.

7.	Every board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	Yes	•	The Corporate Governance Committee is responsible for reviewing with the Board on an annual basis the current composition of the Board. It is the recommendation of the Corporate Governance Committee that the current composition of the Board is suitable to facilitate effective decision making for the Corporation.

8.	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	•	The Corporate Governance Committee is responsible for evaluating and making recommendations to the Board regarding compensation of the Corporation’s directors.

•	As of January 1, 2003 the Board has approved based on the recommendation of the Corporate Governance Committee an increase to the compensation of the Audit Committee members. The proposed compensation will change as follows:

1.	$5000.00 for Chairman’s retainers
2.	$1500.00 per member per meeting

			•	Fees for all other committees remained unchanged for 2003.
9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes	•	The Committees of the Board are composed entirely of unrelated, non-management directors.

VITRAN CORPORATION INC.

10.	Every board of directors should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the corporation’s approach to governance issues.	Yes	•	The Board has assigned the general responsibility for corporate governance to the Corporate Governance Committee.
			•	The Corporate Governance Committee, comprised solely of outside, unrelated directors, reviews the corporate governance policies to ensure that they are consistent with corporate objectives.
11.	The board of directors, together with the CEO, should develop position descriptions for the board and CEO, involving the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	•	In addition to the responsibilities and approvals explicitly described in points 1 to 10, the Board and its Committees, has:

1.	written Corporate Governance Policies that set out the directors responsibilities,
2.	written Committee Charters that detail the responsibilities of Committee members,
3.	written position description for the CEO that is approved by the Executive Compensation Committee.

12.	Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.	Yes	•	The Board meets independently of management for a portion of each regularly scheduled meeting.
			•	The Board is composed of six out of seven outside, unrelated directors.
			•	To ensure that the Board functions independently of management, there are five committees in place, all of which are comprised of unrelated directors.
•	The Executive Committee, comprised solely of outside directors, has a mandate to examine operating performance, strategies, policies and procedures of the Corporation and other matters, which require attention prior to the next Board meeting. It acts in a consultative capacity and does not have approval authority.

•	There is no formal system, which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. However, where an appropriate situation arises, the Board will consider using an outside adviser to provide professional advice on certain issues.

VITRAN CORPORATION INC.

13.	The audit committee of every board of directors should be composed only of unrelated directors. All the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. The board shall adopt a charter for the audit committee which set out the roles and responsibilities of the audit committee which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control.	Yes	•	The Corporation’s Audit Committee is composed only of outside, unrelated directors. In accordance with the Audit Committee Charter, each member is financially literate and one member of the Audit Committee, Mr. Savage, has been designated by the Board as having financial expertise.

•	The Corporation’s management, not the Audit Committee, is responsible for the preparation, presentation and integrity of the company’s financial statements, accounting and financial reporting principles, internal controls and procedures required to ensure compliance with generally accepted accounting standards and relevant laws.

•	The Audit Committee serves a board level oversight role with its primary duties and responsibilities to:

1.	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.
2.	Monitor the independence and performance of the Company’s independent auditors and internal auditing department.
3.	Provide an avenue of communication among the independent auditors, management, and the Board of Directors.
4.	Review areas of potential significant financial risk to the Company.
5.	Monitor compliance with legal and regulatory requirements.
6.	Annually the Audit Committee reviews the Audit Committee Charter to ensure that it is consistent with requirements of relevant legislations. The Corporation’s Audit Committee Charter can be reviewed in Schedule C.

•	The Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditor. The Committee recommended that the Board include the consolidated financial statements in the Corporation’s annual report.

VITRAN CORPORATION INC.

14.	The Board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	•	While there is no formal system to enable an individual director to engage an outside adviser at the expense of the Corporation, where an appropriate situation arises, the Board will use an outside adviser to provide professional advice on certain issues.

VITRAN CORPORATION INC.

Schedule B.
Code of Ethics and Professional Conduct
for Directors and Senior Executives

This Code of Ethics and Professional Conduct signifies voluntary assumption by Vitran Corporation Inc. (“Vitran”) employees and directors of the obligation of self-discipline above and beyond the requirements of the law. All Vitran employees and directors should deal fairly with customers, suppliers, fellow employees, and the general public. Acceptance of this Code is mandatory for Vitran employees and directors. Failure to abide by the Code will serve as a basis for disciplinary action.

1.	I will at all times observe the highest principles of honesty and fair practice.

2.	I will conduct my professional life in accordance with the interest of Vitran.

3.	I will treat all information concerning the affairs of customers and suppliers while employed by Vitran, as strictly confidential.

4.	I will not accept any other employment, fee, commission, or other valuable consideration for my services, from any one other than the Vitran without prior consent of my supervisor.

5.	I will not voluntarily supply a competitor or competitors with sensitive information.

6.	I will maintain accurate books and records.

7.	I will appropriately use Vitran property.

8.	I will avoid insider trading.

9.	I will respond appropriately to government investigations.

10.	I will ensure safety and healthful workplace.

11.	I will not permit or cause any employee or agent acting on my behalf to do anything which, if done by me, would constitute a violation of this Code.

VITRAN CORPORATION INC.

Schedule C.
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

•	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

•	Monitor the independence and performance of the Company’s independent auditors and internal auditing department.

•	Provide an avenue of communication among the independent auditors, management, and the Board of Directors.

•	Review areas of potential significant financial risk to the Company.

•	Monitor compliance with legal and regulatory requirements.

II. AUDIT COMMITTEE COMPOSITION AND MEETINGS

Audit Committee members shall meet the requirements of the American Stock Exchange. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgement. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise.

Audit Committee members shall be appointed by the Board. If an audit committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee or at least its Chair should communicate with management and the independent auditors quarterly to review the Company’s financial statements and significant findings based upon the auditors limited review procedures.

VITRAN CORPORATION INC.

III.  AUDIT COMMITTEE RESPONSIBILITIES AND DUTIES

Review Procedures

1.	Review and reassess the adequacy of this Charter at least annually. Submit the charter to the Board of Directors for approval and have the document published at least every three years in accordance with SEC regulations.

2.	Review the Company’s annual audited financial statements prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgements.

3.	In consultation with the management, the independent auditors and the internal auditors consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

4.	Review with financial management the Company’s quarterly financial results prior to the release of earnings and/or the Company’s quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Independent Auditors

5.	The independent auditors are ultimately accountable to the Audit Committee and the Board of Directors. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

6.	Approve the fees and other significant compensation to be paid to the independent auditors.

7.	On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors’ independence.

VITRAN CORPORATION INC.

8.	Review the independent auditors audit plan, discuss scope, staffing, locations, reliance upon management and internal audit and general audit approach.

9.	Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors. Discuss certain matters required to be communicated to audit committees in accordance with AICPA SAS 61.

10.	Consider the independent auditors’ judgements about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Legal Compliance

11.	On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

Other Audit Committee Responsibilities

12.	Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.